      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 1998

                                              REGISTRATION NO. 333-
================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          WESTERN DIGITAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          DELAWARE                                                    95-264-7125
              (STATE OR OTHER JURISDICTION OF                                       (I.R.S. EMPLOYER
               INCORPORATION OR ORGANIZATION)                                     IDENTIFICATION NO.)

                            8105 IRVINE CENTER DRIVE
                            IRVINE, CALIFORNIA 92618
                                 (949) 932-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              MICHAEL A. CORNELIUS
                          WESTERN DIGITAL CORPORATION
                            8105 IRVINE CENTER DRIVE
                            IRVINE, CALIFORNIA 92618
                                 (949) 932-5000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                    COPY TO:
                                BRIAN W. COPPLE
                          GIBSON, DUNN & CRUTCHER LLP
                                  4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (949) 451-3800
          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================================
                                                                   PROPOSED MAXIMUM
            TITLE OF EACH CLASS                    AMOUNT         OFFERING PRICE PER     PROPOSED MAXIMUM
               OF SECURITIES                        TO BE            DEBENTURE OR           AGGREGATE            AMOUNT OF
              TO BE REGISTERED                REGISTERED(1)(2)         SHARE(3)         OFFERING PRICE(3)    REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Zero Coupon Convertible Subordinated
  Debentures due 2018.......................      1,297,200            37.625%             $488,071,500         $143,981.09
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share......     19,373,682              (4)                   (4)                  (4)
------------------------------------------------------------------------------------------------------------------------------
Total                                                                                      $488,071,500         $143,981.09
==============================================================================================================================

(1) Includes 19,373,682 shares of Common Stock initially issuable upon conversion of the Debentures at the rate of 14.935 shares of Common Stock per $1,000 principal amount of Debentures at maturity. Pursuant to Rule 416 under the Securities Act, such number of shares of Common Stock registered hereby shall include an indeterminate number of shares of Common Stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event. See "Description of Securities."

(2) The debentures were issued as an original price of $354.71 per $1,000 principal at maturity, which represents an aggregate issue price of $460,129,812, and a redemption price at maturity of $1,297,200,000.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the bid and asked prices of the Company's Debentures on the PORTAL System on May 7, 1998.

(4) Pursuant to Rule 457(i), there is no filing fee with respect to the shares of Common Stock issuable upon conversion of the Debentures, because no additional consideration will be received in connection with the exercise of the conversion privilege.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MAY 12TH, 1998
PROSPECTUS
                                 $1,297,200,000
                                     [LOGO]
            ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES DUE 2018
                                      AND
            SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION THEREOF
                            ------------------------
     This Prospectus relates to the resale from time to time by certain holders identified in this Prospectus (the "Selling Securityholders") of up to $1,297,200,000 aggregate principal amount at maturity of Zero Coupon Convertible Subordinated Debentures due 2018 (the "Debentures") of Western Digital Corporation, a Delaware corporation ("Western Digital" or the "Company"), and the resale of up to 19,373,682 shares of Common Stock, par value $0.01 per share of the Company (the "Common Stock") issued or issuable upon the conversion thereof. The Debentures were originally issued by the Company in a private placement on February 18, 1998 to the Initial Purchasers (as defined) and were subsequently sold by the Initial Purchasers in transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in the United States to "qualified institutional buyers" as defined in Rule 144A under the Securities Act and to certain "accredited investors."

     Prior to February 18, 2003, the Debentures are not redeemable at the option of the Company. Thereafter, the Debentures are redeemable at the option of the Company at Redemption Prices (as defined) equal to the Issue Price plus accrued Original Issue Discount to the date of redemption. See "Description of Debentures -- Redemption of Debentures at the Option of the Company."

     The Debentures will be purchased by the Company, at the option of the holder, as of February 18, 2003, February 18, 2008 and February 18, 2013 for Purchase Prices equal to the Issue Price plus accrued Original Issue Discount to such dates. The Company may elect to pay any such Purchase Price in cash or Common Stock, or any combination thereof. See "Description of Debentures -- Purchase of Debentures at the Option of the Holder." The Debentures may be redeemed at the option of the holder if there is a Fundamental Change (as defined) at Redemption Prices equal to the Issue Price plus accrued Original Issue Discount to the date of redemption, subject to adjustment in certain circumstances as described herein. See "Description of Debentures -- Redemption at Option of the Holder Upon a Fundamental Change." The Debentures are subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company and effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries.

     The Debentures are convertible into shares of Common Stock of the Company at any time before maturity, unless previously redeemed or otherwise purchased, at a conversion rate of 14.935 shares per $1,000 principal amount at maturity. The conversion rate will not be adjusted for accrued Original Issue Discount (as defined), but will be subject to adjustment in certain events. See "Description of Debentures -- Conversion of Debentures." The Common Stock is listed on the New York Stock Exchange ("NYSE") under the trading symbol "WDC." On May 11, 1998, the last reported sale price of the Common Stock as reported on NYSE was $19 11/16 per share.

     The Selling Securityholders may offer Debentures or Common Stock issued or issuable upon conversion of the Debentures from time to time to purchasers directly or through underwriters, dealers or agents. Such Debentures or Common Stock issued or issuable upon conversion of the Debentures may be sold at market prices prevailing at the time of sale or at negotiated prices. Each Selling Securityholder will be responsible for payment of any and all commissions to brokers, which will be negotiated on an individual basis.

     The Debentures have been designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. Debentures sold pursuant to this Prospectus are not eligible for trading on the PORTAL Market.

     The Company will not receive any of the proceeds from the sale by the Selling Securityholders of any Debentures or the Common Stock issued or issuable upon conversion thereof. The Selling Securityholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the Debentures and the Common Stock issued or issuable upon conversion of the Debentures. Expenses of preparing and filing the registration statement to which this Prospectus relates and all post-effective amendments will be borne by the Company. See "Plan of Distribution" for a description of the indemnification arrangements between the Company and the Selling Securityholders.
                            ------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES AND THE COMMON
                                     STOCK.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                  The date of this Prospectus is May   , 1998

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Securities and Exchange Commission (the "Commission") are hereby incorporated by reference into this Prospectus:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended June 28, 1997;

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended September 27, 1997, December 27, 1997 and March 28, 1998;

     3. The Company's Current Report on Form 8-K filed February 12, 1998; and

     4. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-B, filed April 3, 1987, and any amendments or reports filed for the purpose of updating such description.

     All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus and such Registration Statement. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to Investor Relations, Western Digital Corporation, 8105 Irvine Center Drive, Irvine, California, 92618, (949) 932-5000.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Room 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Washington, D.C. 20549, at prescribed rates, or on the Commission's web site at http://www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange, and reports, proxy statements and other materials concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains or incorporates by reference forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that involve risks and uncertainties. These statements appear in a number of places in this Prospectus and include statements regarding the intentions, plans, strategies, beliefs or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the financial prospects of the Company; (ii) the Company's financing plans;
(iii) trends affecting the Company's financial condition or operating results;
(iv) the Company's strategies for growth, operations, and product development and commercialization; and (v) conditions or trends in or factors affecting the hard drive industry. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The information contained in this Prospectus or incorporated herein by reference, including without limitation, the information set forth under the headings "Risk Factors" herein, and under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's filings under the Exchange Act, identifies important factors that could cause such differences, including without limitation, the highly competitive nature of the hard drive industry, which is characterized by periods of severe price competition and price erosion, which can result in shifting market share; and rapid technological changes, which require the Company to continually develop new hard drive products incorporating new technology on a timely and cost-effective basis, and which can also adversely affect the volume and profitability of sales of existing products and increase the risk of inventory obsolescence.

                               PROSPECTUS SUMMARY

     The following information is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus and in the documents incorporated by reference herein. Except as otherwise indicated, all references to the "Company" or "Western Digital" refer to Western Digital Corporation and its wholly-owned subsidiaries, unless the context otherwise requires.

                                  THE COMPANY

     Western Digital is a leading manufacturer in the information storage management industry and competes in two of the hard drive industry's major data storage markets: the desktop personal computer hard drive market and the "enterprise" hard drive market, directed at high-performance workstations, servers and multi-user systems. Western Digital's products are marketed worldwide to original equipment manufacturers, distributors, resellers and retailers. The Company's strategy is to be the time-to-market and time-to-volume leader, as well as a time-to-quality innovator, in the hard drive markets in which it competes.

     The Company is incorporated in the State of Delaware. Its principal executive offices are located at 8105 Irvine Center Drive, California 92618 and its telephone number is (949) 932-5000.

                         DESCRIPTION OF THE SECURITIES

Securities....................   $1,297,200,000 principal amount at maturity of
                                 Zero Coupon Convertible Subordinated Debentures due 2018 and shares of the Company's Common
                                 Stock issued or issuable upon conversion of the Debentures. There will be no periodic interest payments on the Debentures. See "Description of Debentures -- General."

Yield to Maturity of
Debentures....................   5.25% per annum (computed on a semi-annual bond
                                 equivalent basis) calculated from February 18, 1998.

Conversion....................   The Debentures are convertible, at the option
                                 of the holder, at any time after 90 days following the latest date of original issuance thereof and prior to maturity, unless previously redeemed or otherwise purchased by the Company, into Common Stock at the rate of
                                 14.935 shares per $1,000 principal amount at maturity of Debentures (the "Conversion Rate").
                                 The Conversion Rate will not be adjusted for accrued Original Issue Discount (as defined), but will be subject to adjustment upon the occurrence of certain events. Upon conversion, the holder will not receive any cash payment representing accrued Original Issue Discount;
                                 such accrued Original Issue Discount will be deemed paid by the Common Stock received upon conversion. See "Description of
                                 Debentures -- Conversion of Debentures."

Subordination.................   The Debentures are subordinated in right of
                                 payment to all existing and future Senior
                                 Indebtedness (as defined) of the Company and effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. At December 27, 1997, the Company had approximately $8 million of indebtedness outstanding that would have constituted Senior Indebtedness, and the
                                 Company's subsidiaries had approximately $442 million of indebtedness and other liabilities outstanding (excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the Debentures would have been effectively subordinated. In January 1998, the Company entered into a $250 million secured credit facility, consisting of a funded $50 million term loan and a $200 million revolving credit line (the "Senior Bank Facility"). The term loan and any draws under the revolving credit line will be Senior Indebtedness. The amount of Senior Indebtedness will increase from time to time. See "Description of Debentures --
                                 Subordination of Debentures."

Original Issue Discount.......   The Debentures were originally offered at an
                                 Original Issue Discount for Federal income tax purposes equal to the excess of the principal amount at maturity of the Debenture over the amount of its Issue Price. Prospective purchasers of Debentures should be aware that, although there will be no periodic payments of interest on the Debentures, accrued Original
                                 Issue Discount will be included periodically in a holder's gross income for Federal income tax purposes prior to conversion, redemption, other disposition or maturity of such holder's
                                 Debentures, whether or not such Debentures are ultimately converted, redeemed, sold (to the Company or otherwise) or paid at maturity. See
                                 "Certain Federal Income Tax Considerations."

Sinking Fund..................   None.

Redemption....................   The Debentures are not redeemable by the
                                 Company prior to February 18, 2003. Beginning on February 18, 2003, the Debentures are redeemable for cash at any time at the option of the Company, in whole or in part, at Redemption Prices equal to the Issue Price plus accrued Original Issue Discount to the date of redemption. See "Description of
                                 Debentures -- Redemption of Debentures at the
                                 Option of the Company."

Fundamental Change............   The Debentures may be redeemed at the option of
                                 the holder if there is a Fundamental Change (as defined) at a Fundamental Change Redemption
                                 Price equal to the Issue Price plus accrued
                                 Original Issue Discount to the date of
                                 redemption, subject to adjustment in certain circumstances. See "Description of
                                 Debentures -- Redemption at Option of the
                                 Holder Upon a Fundamental Change."

Purchase at the Option of the
Holder........................   The Company will purchase Debentures at the
                                 option of the holder as of February 18, 2003, February 18, 2008 and February 18, 2013 at
                                 Purchase Prices equal to the Issue Price plus accrued Original Issue Discount to such dates.
                                 The Company may, at its option, elect to pay any such Purchase Price in cash or Common
                                 Stock, or any combination thereof. See
                                 "Description of Debentures -- Purchase of
                                 Debentures at the Option of the Holder."

                                  RISK FACTORS

     An investment in the Debentures and the Common Stock issued or issuable upon conversion of the Debentures involves a high degree of risk. Prospective investors should carefully consider the following risk factors primarily related to the securities offered hereby, as well as the risk factors primarily related to the Company's business and operations set forth in the Company's filings under the Exchange Act, which are incorporated herein by reference, in addition to the other information set forth in this Prospectus and in the documents incorporated by reference herein, in connection with an investment in the Debentures or the Common Stock issued or issuable upon conversion of the Debentures. Some of such factors have affected the Company's financial condition or operating results in the past or are currently affecting the Company, and all of such factors could affect the Company's future financial condition or operating results.

     The Company's Business. The Company's business is subject to a number of risks, trends and uncertainties, some relating to the hard drive industry in general and others relating more specifically to the Company. The hard drive industry is intensely competitive and is characterized by periods of severe price competition and price erosion, which can result in shifting market share. The demands of hard drive customers for greater storage capacity and higher performance result in rapid technological changes in hard drive products. To maintain or grow its market share, the Company must continually develop new hard drive products that incorporate new technology on a timely and cost-effective basis. Rapid technology changes also can adversely affect the volume and profitability of sales of existing products and increase the risk of inventory obsolescence. The specific nature of these risks or their applicability to the Company may change over time and prospective investors are urged to view the Company's filings under the Exchange Act for information regarding the affect of these factors on the Company and the hard drive industry. Due to these factors, no assurance can be given as to the Company's future financial condition or operating results.

     Possible Price Volatility of Common Stock and Debentures. The market price of the Company's Common Stock has been, and may continue to be, extremely volatile. The market price of the Debentures and the shares of Common Stock into which the Debentures are convertible may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products introduced by the Company or its competitors, periods of severe pricing pressures, developments with respect to patents or proprietary rights, conditions and trends in the hard drive industry, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many high technology companies that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Debentures and the Common Stock into which the Debentures are convertible, and there can be no assurance that the market price of the Debentures and the Common Stock into which the Debentures are convertible will not decline below the levels prevailing at the date of this Prospectus or the date of any purchase of the Debentures or Common Stock offered hereby. Securities class action litigation suits are often brought against companies following periods of volatility in the market price of their securities. A number of such suits have been filed against the Company and any such litigation against the Company could result in substantial costs and a diversion of resources and management's attention.

     Subordination. The Debentures are unsecured and subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. As a result of such subordination, in the event of bankruptcy, liquidation or reorganization of the Company and in certain other events, the assets of the Company will be available to pay its obligations with respect to the Debentures only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Debentures then outstanding. The Debentures also are effectively subordinated in right of payment to all the liabilities, including trade payables, of the Company's subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness by the Company or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries, and the incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations with respect to the Debentures. As of December 27, 1997, the Company had approximately $8 million of indebtedness outstanding that would have constituted Senior Indebtedness, and as of the same date the Company's subsidiaries had approximately $442 million of indebtedness and other liabilities outstanding (excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the Debentures would have been effectively subordinated. In January 1998, the Company entered into the Senior Bank Facility, borrowings under which will be Senior Indebtedness. The Company anticipates that from time to time it will incur additional indebtedness, including Senior Indebtedness, and that it and its subsidiaries will from time to time incur other additional indebtedness and liabilities. The amount of Senior Indebtedness can be expected to increase and prospective investors are urged to review the Company's filings under the Exchange Act for information regarding indebtedness of the Company that may constitute Senior Indebtedness. See "Description of Debentures -- Subordination of Debentures."

     Limitations on Repurchases and Redemptions of Debentures. On February 18, 2003, February 18, 2008 and February 18, 2013 (each, a "Purchase Date"), the Company will become obligated to purchase, at the option of the holder thereof, any outstanding Debenture, subject to certain conditions. In addition, upon a Fundamental Change (as defined), each holder of the Debentures will have certain rights, at the holder's option, to require the Company to redeem all or a portion of such holder's Debentures. There can be no assurance that the Company would have sufficient funds to pay the repurchase price on any Purchase Date (in which case, the Company could be required to issue shares of Common Stock to pay the repurchase price at valuations based on then prevailing market prices) or, in the event of a Fundamental Change, the redemption price for all the Debentures tendered by the holders thereof. The agreements governing the Senior Bank Facility provide that a Fundamental Change would constitute an event of default thereunder and cause the subordination provisions in the Indenture to apply, preventing redemption of the Debentures until Senior Indebtedness is paid in full. Also, any future credit agreements (including agreements governing the Senior Bank Facility, if it is extended beyond its initial three-year term) or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may provide that a Fundamental Change and the maturing of any obligation to purchase or redeem the Debentures would constitute an event of default thereunder and may restrict or prohibit the repurchase or redemption of the Debentures. In the event a Purchase Date or a Fundamental Change occurs at a time when the Company is prohibited under its then existing agreements from repurchasing or redeeming the Debentures, the Company could seek the consent of its then existing lenders to repurchase or redeem the Debentures or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing the Debentures or redeeming the Debentures. In such case, the Company's failure to redeem Debentures required to be repurchased or redeemed under the terms of the Indenture would constitute an Event of Default under the Indenture and would likely constitute a default under the terms of any other indebtedness of the Company outstanding at such time. In such circumstances, or if a Fundamental Change would in and of itself constitute an event of default under Senior Indebtedness then outstanding, the subordination provisions in the Indenture would likely prohibit or restrict payments to the holders of Debentures. The term "Fundamental Change" is limited to certain specified transactions and does not include all events that could adversely affect the Company's financial condition or operating results. The requirement that the Company offer to redeem the Debentures upon a Fundamental Change will not necessarily protect holders of the Debentures in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company. See "Description of Debentures -- Redemption at Option of the Holder Upon a Fundamental Change."

     Absence of a Public Market. The Debentures were issued in a private placement in February of 1998 to a small number of institutional buyers. The Company does not intent to list the Debentures on any national exchange or interdealer quotation system. Although the Initial Purchasers have made a market in the Debentures, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, there can be no assurance that any market for the Debentures will develop or, if one does develop, that it will be maintained. If an active market for the Debentures fails to develop or be sustained, the trading price of the Debentures could be adversely affected.

     Ratings Risks. Moody's Investors Service has informed the Company that it has assigned a B3 rating to the Debentures, and the Company believes that one or more other rating agencies may also rate the Debentures. However, there can be no assurance that any agency that rates the Debentures will not reduce or cease its rating, or that any other agency or agencies will rate the Debentures or, if they do, what rating or ratings they will assign. If one or more rating agencies assign the Debentures a rating lower than generally expected by investors, or reduce their ratings, such event would likely have an adverse effect on the market price of the Debentures.

     Certain Anti-Takeover Features. The Company's Certificate of Incorporation and Bylaws contain certain provisions that could have the effect of deterring or preventing certain takeover attempts. The Company has also adopted a shareholders rights plan that may have a similar effect. See "Description of Capital Stock."

     Original Issue Discount. The Debentures were originally offered at an Original Issue Discount for Federal income tax purposes equal to the excess of the principal amount at maturity of the Debenture over the amount of its Issue Price. Prospective purchasers of Debentures should be aware that, although there will be no periodic payments of interest on the Debentures, accrued Original Issue Discount will be included periodically in a holder's gross income for Federal income tax purposes prior to conversion, redemption, other disposition or maturity of such holder's Debentures, whether or not such Debentures are ultimately converted, redeemed, sold (to the Company or otherwise) or paid at maturity. See "Certain Federal Income Tax Considerations."

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                        FISCAL YEAR ENDED                      SIX MONTHS ENDED
                                                       ----------------------------------------------------   -------------------
                                                       JUNE 30,   JUNE 30,   JULY 1,    JUNE 29,   JUNE 28,   DEC. 28,   DEC. 27,
                                                         1993       1994       1995       1996       1997       1996       1997
                                                       --------   --------   --------   --------   --------   --------   --------
Ratio of earnings to fixed charges(1)................    0.03x      5.89x     12.57x     12.90x     30.33x     23.98x      N/A
Pro forma ratio of adjusted earnings to fixed
  charges(2).........................................                                                8.96x                 N/A

---------------
(1) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense (including amortization of original issue discount and debt issuance costs, as applicable) and the estimated portion of operating lease rental expense which represents the interest factor. For the six months ended December 27, 1997, there was a deficiency of earnings available to cover fixed charges amounting to $70.5 million.

(2) Pro forma ratio of adjusted earnings to fixed charges reflects the ratio of adjusted earnings to fixed charges as if the Debentures and the term borrowings of $50 million under the Company's revolving credit and term loan facility providing a $200 million revolving credit line and a $50 million term loan had been outstanding for the year ended June 28, 1997 and the six months ended December 27, 1997, and the related estimated charges had been incurred for the year and the six months ended, respectively. For the six months ended December 27, 1997, there was a deficiency of pro forma earnings available to cover fixed charges amounting to $83.8 million.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sales by the Selling Securityholders of the Debentures or the Common Stock issued or issuable upon conversion thereof.

                           DESCRIPTION OF DEBENTURES

     The Debentures were issued under an indenture dated as of February 18, 1998 (the "Indenture"), between the Company and State Street Bank and Trust Company of California, N.A., as trustee (the "Trustee"). A copy of the form of Indenture and Registration Rights Agreement is available from the Trustee upon request by a registered holder of the Debentures. The following summaries of certain provisions of the form of Debenture and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the form of Debenture and the Indenture, including the definitions therein of certain terms that are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Debenture which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference. As used in this "Description of Debentures," the "Company" refers to Western Digital Corporation and does not, unless the context otherwise indicates, include its subsidiaries.

GENERAL

     The Debentures are unsecured obligations of the Company limited to $1,297,200,000 aggregate principal amount at maturity and will mature on February 18, 2018.

     The Debentures were issued at a substantial discount from their principal amount at maturity. See "Certain Federal Income Tax Considerations." There will be no periodic payments of interest on the Debentures. The calculation of the accrual of Original Issue Discount (the difference between the Issue Price of the Debentures and the principal amount at maturity of a Debenture) in the period during which a Debenture remains outstanding is on a semi-annual bond equivalent basis using a year composed of twelve 30-day months; such accrual commenced on the Issue Date of the Debentures. Maturity, conversion, purchase by the Company at the option of a holder or redemption of a Debenture will cause Original Issue Discount and interest, if any, to cease to accrue on such Debenture, under the terms and subject to the conditions of the Indenture. The Company may not reissue a Debenture that has matured or been converted, purchased by the Company at the option of a holder, redeemed or otherwise canceled (except for registration of transfer, exchange or replacement thereof).

     The principal amount at maturity of each Debenture will be payable at the office or agency of the paying agent, initially the Trustee, in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for such purpose. Debentures may be presented for conversion or exchange into Common Stock at the office of the conversion agent and Debentures in definitive form may be presented for exchange for other Debentures or registration of transfer at the office of the registrar, each such agent initially being the Trustee. The Company will not charge a service charge for any registration of transfer or exchange of Debentures; however, the Company may require payment by a holder of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

FORM, DENOMINATION AND REGISTRATION

     The Debentures were issued in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and multiples thereof.

     Global Debenture; Book-Entry Form. Debentures originally issued to "qualified institutional buyers," as defined in Rule 144A under the Securities Act ("QIBs"), were evidenced by a global Debenture (the "Global Debenture"), deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except as set forth below, the Global Debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     QIBs may hold their interests in the Global Debenture directly through DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form.

Consequently, the ability to transfer beneficial interests in the Global Debenture to such persons may be limited.

     QIBs who are not Participants may beneficially own interests in the Global Debenture held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Debenture, Cede for all purposes will be considered the sole holder of the Global Debenture. Except as provided below, owners of beneficial interests in the Global Debenture will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holders thereof.

     Payment of interest (if any) on and the redemption price and the purchase price of the Global Debenture will be made to Cede, the nominee for DTC, as the registered owner of the Global Debenture by wire transfer of immediately available funds. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been informed by DTC that, with respect to payment of interest (if any) on and the redemption price or the purchase price of the Global Debenture, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Debentures represented by the Global Debenture as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Debentures only), unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Debentures represented by the Global Debenture held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

     Holders who desire to convert their Debentures into Common Stock should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for submitting such request.

     Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the Debentures represented by the Global Debenture to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance by DTC or their Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Debentures (including, without limitation, the presentation of Debentures for conversion as described below) only at the direction of one or more Participants to whose account with DTC interests in the Global Debenture are credited and only in respect of the principal amount of the Debentures represented by the Global Debenture as to which such Participant or Participants has or have given such direction.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial Purchasers. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Debenture among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause Debentures to be issued in definitive form in exchange for the Global Debenture.

     Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time. Redemption notices shall be sent to Cede. If less than all of the Debentures are being redeemed, DTC will reduce the amount of the interest of each Participant in such Debentures in accordance with its procedures.

     Certificated Debentures. Debentures originally issued to investors that were not QIBs were issued in definitive registered form and were not represented by the Global Debenture. QIBs may request that any Debentures they hold in definitive registered form be exchanged for interests in the Global Debenture. Certificated Debentures may be issued in exchange for Debentures represented by the Global Debenture if a depositary is unwilling or unable to continue as a depositary for the Global Debenture as set forth above under "Global Debenture; Book-Entry Form."

SUBORDINATION OF DEBENTURES

     The Indebtedness evidenced by the Debentures is subordinated to the extent provided in the Indenture to the prior payment in full in cash or other payment satisfactory to the holders of Senior Indebtedness of all existing and future Senior Indebtedness. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

     Upon any distribution of assets of the Company upon any dissolution, winding up, voluntary or involuntary bankruptcy, insolvency, liquidation, reorganization, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets or liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full, in cash or other payment satisfactory to the holders of Senior Indebtedness, of all obligations due in respect of such Senior Indebtedness before the holders of Debentures will be entitled to receive any payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price, Fundamental Change Redemption Price and interest, if any (including liquidated damages, if any) or other payment in respect of the Debentures (a "Payment on the Debentures"), and until all obligations with respect to Senior Indebtedness are paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness, any Payment on the Debentures to which the holders of Debentures would be entitled shall be made to the holders of Senior Indebtedness. By reason of the subordination, in the event of the Company's dissolution, winding up, bankruptcy, liquidation, reorganization or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets, holders of Senior Indebtedness may receive more, ratably, and the holders of Debentures may receive less, ratably, than the other creditors of the Company.

     In the event that the Debentures are declared due and payable prior to their stated maturity by reason of the occurrence of an Event of Default, then the Company is obligated to notify promptly holders of Senior Indebtedness of such acceleration. The Company may not pay monies owed pursuant to the Debentures until 120 days have passed after such acceleration occurs and may thereafter pay the Debentures only if the terms of the Indenture otherwise permit payment at that time.

     The Company also may not make any Payment on the Debentures if (i) a default in any payment obligations in respect of Senior Indebtedness occurs and is continuing, without regard to any applicable period of grace (whether at maturity or at a date fixed for payment or by declaration or otherwise) (each a "payment default") or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or from a representative for any issue of Designated Senior Indebtedness. Payments on the Debentures may and shall be resumed (a) in case of a payment default, the earlier of the date on which such default is cured or waived in accordance with the terms of the governing instrument or ceases to exist and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived in accordance with the terms of the governing instrument or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received by the Trustee, if the maturity of such Designated Senior Indebtedness has not been accelerated, and in either case only if the terms of the Indenture otherwise permit payment at that time. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or shall be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days (it being acknowledged that (x) any action of the Company or any of its Subsidiaries occurring subsequent to delivery of a Payment Blockage Notice that would give rise to any event of default pursuant to any provision of Senior Indebtedness under which an event of default previously existed (or was continuing at the time of delivery of such Payment Blockage Notice) shall constitute a new event of default for this purpose and (y) any breach of a financial covenant giving rise to a nonpayment default for a period ending subsequent to the date of delivery of the respective Payment Blockage Notice shall constitute a new event of default for this purpose).

     The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding), rent and end of term payments payable on or in connection with, and, to the extent not included in the foregoing, all amounts payable as fees, costs, expenses, liquidated damages, indemnities, repurchase and other put obligations and other amounts to the extent accrued or due on or in connection with, Indebtedness (as defined) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing). Notwithstanding the foregoing, the term Senior Indebtedness shall not include (i) Indebtedness evidenced by the Debentures, (ii) Indebtedness of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company, (iii) accounts payable or other indebtedness to trade creditors created or assumed by the Company in the ordinary course of business and (iv) any particular Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the Debentures.

     The term "Indebtedness" means, with respect to any Person (as defined) and without duplication: (a) all indebtedness, obligations and other liabilities (contingent or otherwise) of such Person for borrowed money (including obligations of the Company in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof); (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances; (c) all obligations and liabilities (contingent or otherwise) in respect of leases of such Person
(i) required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person, or (ii) required, in conformity with generally accepted accounting principles to be accounted for as an operating lease, provided either (A) such operating lease requires, at the end of the term thereof, that such Person make any payment other than accrued periodic rent in the event that such Person does not acquire the leased real property and related fixtures subject to such lease, or (B) such Person has an option to acquire the leased real property and related fixtures, whether such option is exercisable at any time or under specified circumstances; (d) all obligations of such Person (contingent or otherwise) with respect to an interest rate swap, cap or collar agreement or other similar instrument or agreement; (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses
(a) through (d); (f) any indebtedness or other obligations described in clauses
(a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person; and (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

     The term "Designated Senior Indebtedness" means the Company's Senior Bank Facility and any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture; provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness; and provided further that until such time as all amounts outstanding under the Senior Bank Facility have been paid in full and all lending commitments under the Senior Bank Facility have terminated, the Company may not designate any other Senior Indebtedness as "Designated Senior Indebtedness" without the prior written consent of the agent under the Senior Bank Facility, and such agent shall be the only person authorized under the Indenture to provide written notice to the Trustee of any such designation.

     The Debentures are obligations exclusively of the Company. Since a portion of the operations of the Company are conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Debentures, are dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amount pursuant to the Debentures or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

     Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     At December 27, 1997, the Company had approximately $8 million of indebtedness outstanding that would have constituted Senior Indebtedness, and as of the same date the Company's subsidiaries had approximately $442 million of indebtedness and other liabilities outstanding (excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the Debentures would have been effectively subordinated. In January 1998, the Company entered into the Senior Bank Facility, borrowings under which will be Senior Indebtedness. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor does the Indenture limit the amount of indebtedness which any subsidiary can create, incur, assume or guarantee. The amount of Senior Indebtedness can be expected to increase and prospective investors are urged to review the Company's filings under the Exchange Act for information regarding indebtedness of the Company that may constitute Senior Indebtedness.

     In the event that, notwithstanding the foregoing, the Trustee or any holder of the Debentures receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Debentures before all Senior Indebtedness is paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness, then such payment or distribution will be held by the recipient in trust for the benefit of, and paid over to, holders of Senior Indebtedness or their representatives to the extent necessary to make payment in full in cash or other payment satisfactory to the holders of Senior Indebtedness of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

     The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the Debentures. The Trustee's claims for such payments will generally be senior to those of holders of the Debentures in respect of all funds collected or held by the Trustee.

CONVERSION OF DEBENTURES

     A holder of a Debenture may convert it into Common Stock of the Company at any time after 90 days following the latest date of original issuance of the Debentures through the close of business on February 18, 2018; provided that if a Debenture is called for redemption, the holder may convert it only until the close of business on the last trading day prior to the Redemption Date unless the Company defaults in the payment of the Redemption Price. A Debenture in respect of which a holder has delivered a Purchase Notice exercising the option of such holder to require the Company to purchase such Debenture may be converted only if such notice is withdrawn in accordance with the terms of the Indenture. Similarly, a Debenture in respect of which a holder is exercising its option to require redemption upon a Fundamental Change may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture. A holder may convert such holder's Debentures in part so long as such part is $1,000 principal amount at maturity or a multiple thereof.

     The initial Conversion Rate is 14.935 shares of Common Stock per $1,000 principal amount at maturity of Debentures, subject to adjustment upon the occurrence of certain events, as described below. A holder entitled to a fractional share of Common Stock shall receive cash equal to the then current market value of such fractional share.

     On conversion of a Debenture, a holder will not receive any cash payment representing accrued Original Issue Discount. The Company's delivery to the holder of the fixed number of shares of Common Stock into which the Debenture is convertible (together with the cash payment, if any, in lieu of fractional Common Stock) will be deemed to satisfy the Company's obligation to pay the principal amount of the Debenture including the accrued Original Issue Discount attributable to the period from the Issue Date to the Conversion Date. Thus, the accrued Original Issue Discount is deemed to be paid in full rather than canceled, extinguished or forfeited. The Conversion Rate will not be adjusted at any time during the term of the Debentures for such accrued Original Issue Discount.

     To convert a certificated Debenture into Common Stock, a holder must (i) complete and manually sign the conversion notice on the back of the Debenture (or complete and manually sign a facsimile thereof) and deliver such notice to the conversion agent, (ii) surrender the Debenture to the conversion agent,
(iii) if required, furnish appropriate endorsements and transfer documents, and
(iv) if required, pay all transfer or similar taxes. The procedure for converting a Global Debenture is described above under "Form, Denomination and Registration -- Global Debenture; Book-Entry Form." Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the Conversion Date.

     The Conversion Rate is subject to adjustment under formulae as set forth in the Indenture in certain events, including: (i) the issuance of Common Stock of the Company as a dividend or distribution on the Common Stock; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock;
(iv) the distribution to all holders of Common Stock of capital stock (other than Common Stock) or evidences of indebtedness of the Company or of assets (including securities; but excluding those rights, warrants, dividends and distributions referred to above or paid in cash); (v) distributions consisting of cash, excluding any quarterly cash dividend on the Common Stock to the extent that the aggregate cash dividend per share of Common Stock in any quarter does not exceed the greater of (x) the amount per share of Common Stock of the next preceding quarterly cash dividend on the Common Stock to the extent that such preceding quarterly dividend did not require an adjustment of the Conversion Rate pursuant to this clause (v) (as adjusted to reflect subdivisions or combinations of the Common Stock), and (y)
3.75 percent of the average of the last reported sales price of the Common Stock during the ten trading days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company; (vi) payment in respect of a tender offer or exchange offer by the Company or any Subsidiary of the Company for the Common Stock to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price (as defined) per share of Common Stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any Subsidiary (as defined) of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to clause (v) above. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution. The adjustment referred to in clause
(vii) above will only be made if the tender offer or exchange offer is for an amount that increases the offeror's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding, and if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (vii) above will generally not be made, however, if as of the closing of this offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets.

     Under the terms of the Company's Stockholder Rights Plan, upon conversion of any Debentures prior to the redemption or expiration of the Rights, the holders of such Debentures will receive, subject to certain limited conditions, an appropriate number of Rights with respect to the shares of Common Stock issued upon such conversion. See "Description of Capital Stock -- Anti-Takeover Effects." In addition, the Indenture provides that if the Company amends the Stockholder Rights Plan or implements a replacement or successor stockholders' rights plan, such rights plan must provide that upon conversion of the Debentures the holders will receive, in addition to the Common Stock issuable upon such conversion, such rights whether or not such rights have separated from the Common Stock at the time of such conversion.

     No adjustment in the Conversion Rate will be required unless such adjustment would require a change of at least 1% in the rate then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the Conversion Rate will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

     In the case of (i) any reclassification of the Common Stock, or (ii) a consolidation or merger involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of stock, securities or other property or assets (including cash) which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, sale or conveyance had such Debentures been converted immediately prior to such reclassification, consolidation, merger, sale or conveyance assuming that a holder of Debentures would not have exercised any rights of election as to the stock, securities or other property or assets (including cash) receivable in connection therewith.

     In the event of a taxable distribution to holders of Common Stock or in certain other circumstances requiring an adjustment to the Conversion Rate, the holders of Debentures may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations" below.

     The Company from time to time may to the extent permitted by law increase the Conversion Rate by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such increase, if the Board of Directors has made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such increases in the Conversion Rate, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

REDEMPTION OF DEBENTURES AT THE OPTION OF THE COMPANY

     No sinking fund is provided for the Debentures. Prior to February 18, 2003, the Debentures are not redeemable at the option of the Company. Beginning on February 18, 2003, the Company may (subject to applicable contractual restrictions including under agreements governing Senior Indebtedness) redeem the Debentures for cash as a whole at any time, or from time to time in part, upon not less than 30 days' nor more than 60 days' notice of redemption given by mail to holders of Debentures. The Debentures will be redeemable in multiples of $1,000 principal amount at maturity.

     The table below shows Redemption Prices of Debentures per $1,000 principal amount at maturity thereof at February 18, 2003 and at each February thereafter prior to maturity and at maturity on February 18, 2018, which prices reflect the accrued Original Issue Discount calculated to each such date. The Redemption Price of a Debenture redeemed between such dates would include an additional amount reflecting the additional Original Issue Discount accrued since the next preceding date in the table to the actual Redemption Date.

                                                             (2)              (3)
                                            (1)        ACCRUED ORIGINAL    REDEMPTION
                                         DEBENTURE      ISSUE DISCOUNT       PRICE
           REDEMPTION DATE              ISSUE PRICE        AT 5.25%         (1)+(2)
           ---------------              -----------    ----------------    ----------
February 18, 2003.....................    $354.71          $104.93         $  459.64
February 18, 2004.....................     354.71           129.37            484.08
February 18, 2005.....................     354.71           155.12            509.83
February 18, 2006.....................     354.71           182.24            536.95
February 18, 2007.....................     354.71           210.80            565.51
February 18, 2008.....................     354.71           240.88            595.59
February 18, 2009.....................     354.71           272.55            627.26
February 18, 2010.....................     354.71           305.92            660.63
February 18, 2011.....................     354.71           341.05            695.76
February 18, 2012.....................     354.71           378.06            732.77
February 18, 2013.....................     354.71           417.04            771.75
February 18, 2014.....................     354.71           458.08            812.79
February 18, 2015.....................     354.71           501.31            856.02
February 18, 2016.....................     354.71           546.84            901.55
February 18, 2017.....................     354.71           594.80            949.51
February 18, 2018.....................     354.71           645.29          1,000.00

     If less than all of the outstanding Debentures held in certificated form are to be redeemed, the Trustee shall select the Debentures held in such form to be redeemed in principal amounts at maturity of $1,000 or multiples thereof by lot, pro rata or by another method the Trustee considers fair and appropriate (as long as such method is not prohibited by the rules of any stock exchange on which the Debentures are then listed). If a portion of a holder's certificated Debentures is selected for partial redemption and such holder converts a portion of such Debentures, such converted portion shall be deemed to be the portion selected for redemption. Debentures registered in the name of DTC or its nominee will be redeemed as described under "-- Form, Denomination and Registration -- Global Debenture; Book-Entry Form."

REDEMPTION AT OPTION OF THE HOLDER UPON A FUNDAMENTAL CHANGE

     If a Fundamental Change (as defined) occurs at any time prior to February 18, 2018, each holder of Debentures shall have the right, at the holder's option, to require the Company to redeem any or all of such holder's Debentures on the date (the "Repurchase Date") that is 45 days after the date of the Company's notice of such Fundamental Change. The Debentures will be redeemable in multiples of $1,000 principal amount at maturity.

     The Company shall redeem such Debentures at a price (the "Fundamental Change Redemption Price") equal to the Issue Price plus accrued Original Issue Discount to the Repurchase Date; provided that if the Applicable Price (as defined) in connection with the Fundamental Change is less than the Reference Market Price (as defined), the Company shall redeem such Debentures at a price equal to the foregoing Fundamental Change Redemption Price multiplied by the fraction obtained by dividing the Applicable Price by the Reference Market Price.

     The Company shall mail to all holders of record of the Debentures a notice of the occurrence of a Fundamental Change and of the redemption right arising as a result thereof on or before the tenth day after the occurrence of such Fundamental Change. The Company shall deliver to the Trustee a copy of such notice. To exercise the redemption right, holders of Debentures must deliver, on or before the 30th day after the date of the Company's notice of a Fundamental Change, the Debentures to be so redeemed, duly endorsed for transfer, together with the form entitled "Option to Elect Redemption Upon a Fundamental Change" on the reverse thereof duly completed, to the Company (or an agent designated by the Company for such purpose).

     The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all Common Stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock listed (or, upon consummation of or immediately following such transaction or event, which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices. The term "Applicable Price" means (i) in the event of a Fundamental Change in which the holders of the Common Stock receive only cash, the amount of cash received by the holder of one share of Common Stock and (ii) in the event of any other Fundamental Change, the average of the reported last sale price for the Common Stock during the ten trading days prior to the record date for the determination of the holders of Common Stock entitled to receive cash, securities, property or other assets in connection with such Fundamental Change, or, if there is no such record date, the date upon which the holders of the Common Stock shall have the right to receive such cash, securities, property or other assets in connection with the Fundamental Change. The term "Reference Market Price" shall initially mean $12.67 (which is equal to 66 2/3% of the last sale price of the Common Stock on February 11, 1998, the day prior to the original issuance of the Debentures) and in the event of any adjustment to the Conversion Rate pursuant to the provisions of the Indenture, the Reference Market Price shall also be adjusted so that the Reference Market Price shall be equal to the initial Reference Market Price multiplied by a fraction the numerator of which is the Conversion Rate specified on the cover of this Prospectus (without regard to any adjustment thereto) and the denominator of which is the Conversion Rate following such adjustment.

     The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable in connection with the redemption rights of Debenture holders in the event of a Fundamental Change.

     The redemption rights of the holders of Debentures could discourage a potential acquiror of the Company. The Fundamental Change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

     The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company, nor would the requirement that the Company offer to repurchase the Debentures upon a Fundamental Change necessarily afford the holders of the Debentures protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

     No Debentures may be redeemed at the option of holders upon a Fundamental Change if there has occurred and is continuing an Event of Default described under "Events of Default; Notice and Waiver" below (other than a default in the payment of the Fundamental Change Redemption Price with respect to such Debentures). In the event of a Fundamental Change and exercise by holders of the Debentures of their associated rights to require the Company to redeem all or a portion of their Debentures, there can be no assurance that the Company would have sufficient funds to pay the redemption price for all the Debentures tendered by the holders thereof. The agreements governing the Senior Bank Facility provide that a Fundamental Change would constitute an event of default thereunder and cause the subordination provisions in the Indenture to apply, preventing redemption of the Debentures until Senior Indebtedness is paid in full. Any future credit agreements (including an extension of the Senior Bank Facility) or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain similar default provisions and may provide that the maturing of any obligation to redeem the Debentures upon a Fundamental Change would constitute an event of default thereunder and may restrict or prohibit the redemption of the Debentures. In the event a Fundamental Change occurs at a time when the Company is prohibited from redeeming the Debentures, the Company could seek the consent of its then existing lenders to redeem the Debentures or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from redeeming the Debentures. In such case, the Company's failure to redeem Debentures required to be redeemed under the terms of the Indenture would constitute an Event of Default under the Indenture and would likely constitute a default under the terms of any other indebtedness of the Company outstanding at such time. In such circumstances, or if a Fundamental Change would in and of itself constitute an event of default under agreements governing Senior Indebtedness then outstanding, the subordination provisions in the Indenture would likely prohibit or restrict payments to the holders of Debentures.

PURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER

     On February 18, 2003, February 18, 2008 and February 18, 2013 (each, a "Purchase Date"), the Company will become obligated to purchase, at the option of the holder thereof, any outstanding Debenture for which a written Purchase Notice has been delivered by the holder to the office of the paying agent (initially the Trustee) at any time from the opening of business on the date that is 20 Business Days (as defined) prior to such Purchase Date until the close of business on such Purchase Date and for which such Purchase Notice has not been withdrawn, subject to certain additional conditions.

     The Purchase Notice shall state (i) the certificate numbers of the Debentures to be delivered by the holder thereof for purchase by the Company;
(ii) the portion of the principal amount at maturity of Debentures to be purchased, which portion must be $1,000 or a multiple thereof; (iii) that such Debentures are to be purchased by the Company pursuant to the applicable provisions of the Debentures; and (iv) in the event the Company elects, pursuant to the Company Notice (as defined), to pay the Purchase Price to be paid as of such Purchase Date in Common Stock, in whole or in part, but such Purchase Price is ultimately to be paid to such holder entirely in cash because any of the conditions to payment of the Purchase Price (or portion thereof) in Common Stock is not satisfied by the Purchase Date, as described below, whether such holder elects (x) to withdraw such Purchase Notice as to some or all of the Debentures to which it relates (stating the principal amount at maturity and certificate numbers of the Debentures as to which such withdrawal shall relate), or (y) to receive cash in respect of the entire Purchase Price for all Debentures subject to such Purchase Notice. If the holder fails to indicate, in the Purchase Notice and in any written notice of withdrawal relating to such Purchase Notice, such holder's choice with respect to the election described in clause

(iv) above, such holder shall be deemed to have elected to receive cash in respect of the entire Purchase Price for all Debentures subject to such Purchase Notice in such circumstances. For a discussion of the tax treatment of a holder receiving cash or Common Stock pursuant to its election to tender its Debentures to the Company on a Purchase Date, see "Certain Federal Income Tax Considerations."

     Any Purchase Notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the Debentures as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the Purchase Notice.

     The Purchase Price payable in respect of a Debenture shall be equal to the Issue Price plus accrued Original Issue Discount to the Purchase Date. The table below shows the Purchase Prices of a Debenture as of the specified Purchase Dates. The Company may elect to pay the Purchase Price payable as of any Purchase Date in cash or Common Stock or any combination thereof.

                   PURCHASE DATE                      PRICE
                   -------------                     -------
February 18, 2003..................................  $459.64
February 18, 2008..................................   595.59
February 18, 2013..................................   771.75

     If the Company elects to pay the Purchase Price, in whole or in part, in Common Stock, the number of shares to be delivered in respect of the portion of the Purchase Price to be paid in Common Stock shall be equal to such portion of the Purchase Price divided by the Market Price (as defined) of the Common Stock. However, no fractional Common Stock will be delivered upon any purchase by the Company of Debentures through the delivery of Common Stock in payment, in whole or in part, of the Purchase Price. Instead, the Company will pay cash based on the Market Price for all fractional Common Stock.

     The Company will give notice (the "Company Notice") not less than 20 Business Days prior to the Purchase Date (the "Company Notice Date") to all holders at their addresses shown in the register of the registrar (and to beneficial owners as required by applicable law) stating, among other things, whether the Company will pay the Purchase Price of the Debentures in cash or Common Stock, or any combination thereof (specifying the percentage of each) and, if the Company elects to pay in Common Stock, in whole or in part, the method of calculating the Market Price of the Common Stock.

     The "Market Price" means the average of the Sale Prices (as defined) of the Common Stock for the five trading day period ending on the third Business Day prior to the applicable Purchase Date (if the third Business Day prior to the applicable Purchase Date is a trading day or, if it is not a trading day, then on the last trading day prior to such third Business Day), appropriately adjusted to take into account the occurrence during the period commencing on the first of such trading days during such five trading day period and ending on such Purchase Date of certain events that would result in an adjustment of the Conversion Rate under the Indenture with respect to the Common Stock. The "Sale Price" of the Common Stock on any date means the closing per share sale price (or if no closing sale price is reported, the average bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such date as reported in the composite transactions for the principal United States securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a United States national or regional stock exchange, as reported by the National Association of Securities Dealers Automated Quotation System. Because the Market Price of the Common Stock is determined prior to the applicable Purchase Date, holders of Debentures bear the market risk with respect to the value of the Common Stock to be received from the date of determination of such Market Price to such Purchase Date. The Company may elect to pay the Purchase Price in Common Stock only if the information necessary to calculate the Market Price is reported in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of Common Stock in accordance with the foregoing provisions, the Company will publish such determination in a daily newspaper of national circulation.

     The Company's right to purchase Debentures with Common Stock is subject to the satisfaction of various conditions, including: (i) the registration of the Common Stock under the Securities Act, if required; and (ii) compliance with other applicable federal and state securities laws, if any. If such conditions are not satisfied by a Purchase Date, the Company will pay the Purchase Price of the Debentures to be purchased on such Purchase Date entirely in cash. See "Certain Federal Income Tax Considerations." The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable and will file a Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to purchase Debentures at the option of holders.

     Payment of the Purchase Price for a Debenture for which a Purchase Notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of such Debenture (together with necessary endorsements) to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for such purpose, at any time (whether prior to, on or after the Purchase Date) after delivery of such Purchase Notice. Payment of the Purchase Price for such Debenture will be made promptly following the later of the Purchase Date or the time of book-entry transfer or delivery of such Debenture. If the paying agent holds, in accordance with the terms of the Indenture, money or securities sufficient to pay the Purchase Price of such Debenture on the Business Day following the Purchase Date, then, on and after such date, such Debenture will cease to be outstanding and Original Issue Discount on such Debenture will cease to accrue whether or not book-entry transfer of such Debenture is made or such Debenture is delivered to the paying agent, and all other rights of the holder shall terminate (other than the right to receive the Purchase Price upon delivery of the Debenture).

     No Debentures may be purchased at the option of the holder for cash if there has occurred (prior to, on or after the giving by the holders of such Debentures of the required Purchase Notice) and is continuing an Event of Default described under "Events of Default; Notice and Waiver" below (other than a default in the payment of the Purchase Price with respect to such Debentures).

     If the Company becomes obligated to purchase any outstanding Debenture on a Purchase Date, there can be no assurance that the Company would have sufficient funds to pay the Purchase Price on that Purchase Date (in which case, the Company could be required to issue shares of Common Stock to pay the Purchase Price at valuations based on then prevailing market prices) for all the Debentures tendered by the holders thereof. Although the agreements governing the Senior Bank Facility do not currently prohibit purchase of Debentures on a Purchase Date, any future credit agreements (including an extension of the Senior Bank Facility) or other agreements relating to other indebtedness (including Senior Indebtedness) to which the Company becomes a party may provide that the maturing of any obligation to purchase the Debentures would constitute an event of default thereunder and may restrict or prohibit the repurchase of the Debentures. In the event a Purchase Date occurs at a time when the Company is prohibited from repurchasing the Debentures, the Company could seek the consent of its then existing lenders to repurchase the Debentures or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing the Debentures. The Company's failure to repurchase Debentures required to be repurchased under the terms of the Indenture would constitute an Event of Default under the Indenture and would likely constitute a default under the terms of any other indebtedness of the Company outstanding at such time, including Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely prohibit or restrict payments to the holders of Debentures.

MERGERS AND SALES OF ASSETS BY THE COMPANY

     The Company may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless, among other items, (i) the resulting, surviving or transferee person (if other than the Company) is organized and existing under the laws of the United States, any state thereof or the District of Columbia,
(ii) such successor person assumes all obligations of the Company under the Debentures and the Indenture and (iii) the Company or such successor person shall not immediately thereafter be in default under the Indenture. Upon the assumption of the Company's obligations by such person in such circumstances, subject to certain exceptions, the Company shall be discharged from all obligations under the Debentures and the Indenture. Certain such transactions which would constitute a Fundamental Change would permit each holder to require the Company to redeem the Debentures of such holder as described under "Redemption at Option of the Holder Upon a Fundamental Change."

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The Indenture provides that, if an Event of Default specified therein shall have happened and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount at maturity of the Debentures then outstanding may declare the Issue Price of the Debentures plus the Original Issue Discount on the Debentures and any liquidated damages under the Registration Rights Agreement accrued to the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the Issue Price of the Debentures plus the Original Issue Discount accrued thereon to the occurrence of such event shall automatically become and be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount at maturity of the outstanding Debentures may rescind any such acceleration with respect to the Debentures and its consequences. Interest shall accrue at the rate of 5.25% per annum and be payable on demand upon a default in the payment of the Issue Price, accrued Original Issue Discount, accrued liquidated damages, if any, or any Redemption Price, Purchase Price or Fundamental Change Redemption Price to the extent that payment of such interest shall be legally enforceable.

     Under the Indenture, Events of Default are defined as: (i) default in payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, accrued liquidated damages, if any, Redemption Price, Purchase Price or Fundamental Change Redemption Price with respect to any Debenture when such becomes due and payable (whether or not payment is prohibited by the provisions of the Indenture), provided that in the case of any failure to pay liquidated damages, such failure continues for a period of 30 days; (ii) failure by the Company to comply with any of its other agreements in the Debentures or the Indenture upon the receipt by the Company of notice of such default by the Trustee or by holders of not less than 25% in aggregate principal amount at maturity of the Debentures then outstanding and the Company's failure to cure such default within 60 days after receipt by the Company of such notice; or
(iii) certain events of bankruptcy or insolvency.

     The Trustee shall give notice to holders of the Debentures of any continuing default known to the Trustee within 90 days after the occurrence thereof, provided that the Trustee may withhold such notice if it determines in good faith that withholding the notice is in the interests of the holders.

     The holders of a majority in aggregate principal amount at maturity of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. No holder of any Debenture has any right to pursue any remedy with respect to the Indenture or the Debentures, unless (i) such holder shall have previously given the Company and the Trustee written notice of a continuing Event of Default; (ii) the holders of at least 25% in aggregate principal amount at maturity of the outstanding Debentures shall have made a written request to the Trustee to pursue such remedy; (iii) such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee; (iv) the holders of a majority in aggregate principal amount at maturity of the outstanding Debentures have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within such 60-day period.

     However, the right of any holder (x) to receive payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price, Fundamental Change Redemption Price and any interest in respect of a default in the payment of any such amounts on a Debenture, on or after the due date expressed in such Debenture, (y) to institute suit for the enforcement of any such payments or conversion or (z) to convert Debentures shall not be impaired or adversely affected without such holder's consent. The holders of at least a majority in aggregate principal amount at maturity of the outstanding Debentures may waive an existing default and its consequences, other than (i) any default in any payment on the Debentures, (ii) any default with respect to the conversion rights of the Debentures or (iii) any default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the holder of each Debenture as described in "Modification" below. The Company is required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under the Indenture.

MODIFICATION

     Modification and amendment of the Indenture or the Debentures may be effected by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the Debentures then outstanding. Notwithstanding the foregoing, no such amendment may, without the consent of each holder affected thereby: (i) reduce the principal amount at maturity, Issue Price, Purchase Price, Fundamental Change Redemption Price or Redemption Price, or extend the stated maturity of any Debenture or alter the manner or rate of accrual of Original Issue Discount or interest, or make any Debenture payable in money or securities other than that stated in the Debenture; (ii) make any change to the principal amount at maturity of Debentures whose holders must consent to an amendment or any waiver under the Indenture or modify the Indenture provisions relating to such amendments or waivers; (iii) make any change that adversely affects the right to convert any Debenture or the right to require the Company to purchase a Debenture or the right to require the Company to redeem a Debenture upon a Fundamental Change;
(iv) modify the provisions of the Indenture relating to the subordination of the Debentures in a manner adverse to the holders of the Debentures; or (v) impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the Debentures. The Indenture also provides for certain modifications of its terms without the consent of the holders. No amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding, unless the holders of such Senior Indebtedness (as required pursuant to the terms of such Senior Indebtedness) consent to such change.

TAXATION OF DEBENTURES

     See "Certain Federal Income Tax Considerations" for a discussion of certain tax aspects which will apply to a holder of Debentures.

INFORMATION CONCERNING THE TRUSTEE

     State Street Bank and Trust Company of California, N.A., as Trustee under the Indenture, has been appointed by the Company as paying agent, conversion agent, registrar and custodian with regard to the Debentures.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     The Company's authorized capital stock consists of 230 million shares, of which 225 million shares are designated as common stock, $.01 par value per share (the "Common Stock") and 5 million shares are designated as preferred stock, $.01 par value per share (the "Preferred Stock"). The Common Stock is listed on the New York Stock Exchange under the symbol "WDC."

COMMON STOCK

     The Company is authorized to issue 225 million shares of Common Stock. Holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and to share pro rata in any distributions to holders of Common Stock. Holders of Common Stock do not have the power to act by written consent without a meeting or to call special meetings of the stockholders, except that stockholders entitled to cast not less than ten percent of the votes at a special meeting may call such a meeting at any time. In the event of liquidation, dissolution or winding-up of the Company, subject to any preferential or pari passu rights of any holders of shares of Preferred Stock, all remaining assets shall be distributed to holders of Common Stock.

PREFERRED STOCK

     The authorized shares of Preferred Stock are issuable, without further stockholder approval, in one or more series as determined by the Board of Directors, with such designations, powers, preferences, dividend rates, liquidation and conversion rights and other qualifications, limitations and restrictions as are specified by the Board of Directors. The issuance of shares of Preferred Stock would necessarily create some preferences in favor of the holders of such shares over the holders of Common Stock. No shares of Preferred Stock are outstanding.

     In connection with the Company's shareholder rights plan, the Board of Directors designated a series of Preferred Stock as "Series A Junior Participating Preferred Stock" consisting of 500,000 shares. Series A Preferred Stockholders are entitled to receive, when, as and if declared by the Board of Directors, quarterly dividends. Such dividends are cumulative. Subject to provisions for adjustment, each share of Series A Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Company. No shares of Series A Preferred Stock have been issued.

ANTI-TAKEOVER EFFECTS

     The internal affairs of the Company are governed by, among other things, the laws of the State of Delaware, the Company's Certificate of Incorporation (the "Certificate") and the Company's Bylaws (the "Bylaws"). The Certificate and Bylaws contain provisions that may impede the acquisition of control of the Company by means of a tender offer, proxy fight or other means.

     The Bylaws provide that the number of directors shall be not less than five nor more than twelve and that the specific numbers of directors at any time shall be determined by the Board of Directors by resolution. The Bylaws provide that any vacancy in the Board of Directors may be filled by a majority vote of the remaining directors.

     The Bylaws provide that special meetings of stockholders may be called only by the Board of Directors, the Chairman of the Board, the President, or by stockholders entitled to cast not less than ten percent of the votes at such meeting. The Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of stockholders of the corporation may be taken without a meeting, and the power of stockholders to consent in writing without a meeting to the taking of any action is specifically denied. The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders and for nominations by stockholders of candidates for election as directors at a meeting at which directors are elected.

     On December 1, 1988, the Company adopted a Stockholder Rights Plan and declared a dividend of one Right for each outstanding share of Common Stock. Pursuant to the Stockholder Rights Plan, as amended, each Right entitles a shareholder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $150, subject to adjustments. The Rights will not be exercisable or separable from the Common Stock until ten days after a person or group publicly announces it has acquired, or has tendered an offer for, 15% or more of the Company's outstanding Common Stock.

     If, after the Rights become exercisable, a person acquires more than 15% of the outstanding Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), then each Right holder will be entitled to receive upon exercise, Common Stock (or, in certain circumstances, other consideration) having a value equal to two times the exercise price of the Right. If, after the Rights become exercisable, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which the Company's outstanding Common Stock is exchanged for cash, stock or other property (other than a merger which follows an offer deemed by the directors to be in the best interests of the stockholders), or 50% or more of the Company's assets or earning power is sold or transferred, each Right holder is entitled to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Company is entitled to redeem the Rights at $.01 per Right, as adjusted to reflect any stock split, stock dividend or similar transaction, at any time prior to the earlier of the expiration of the Rights on November 30, 1998 or ten days following the acquisition of 15% or more of the Company's outstanding Common Stock by a person or group. The Rights do not have any voting rights and are not entitled to dividends.

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, pursuant to the statute, a corporation is prohibited from engaging in a business combination (as defined in Section 203) with any Interested Stockholder (defined to mean any person or group owning 15% or more of the corporation's outstanding voting stock) for a period of three years following the time such person or group became an Interested Stockholder. This prohibition does not apply if (i) prior to such time, the corporation's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon consummation of the transaction which resulted in such person or group becoming an Interested Stockholder, such Interested Stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding from the calculation of such 85% ownership level, shares owned by persons who are both officers and directors and shares owned by employee benefit plans under which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) at or subsequent to such time the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, not by written consent, by the affirmative vote of at least two-thirds of the corporation's outstanding voting stock, excluding stock owned by the Interested Stockholder. In addition, subject to certain notice and related timing requirements, business combinations consisting of (x) mergers or consolidations requiring stockholder approval, (y) certain asset sales or related transactions and (z) tender or exchange offers for 50% or more of the corporation's outstanding voting stock are permitted where such business combination (i) is with a person or group which either was not an Interested Stockholder during the preceding three years or which became such with the approval of the corporation's board of directors and (ii) is approved (or not opposed) by a majority of the disinterested directors (as defined in Section 203). Any future election to opt out of Section 203 can be effected only by an amendment to the Certificate or the Bylaws. Any such election would not be effective until 12 months after the date of adoption of such amendment and would not apply to a business combination with any Interested Stockholder who became such on or prior to such date of adoption.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Debentures and Common Stock to U.S. Holders (as defined below), and the material U.S. federal income and estate tax consequences relating to the purchase, ownership and disposition of the Debentures and Common Stock to Non-U.S. Holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or different interpretations. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences described herein, and the Company has not obtained, nor does it intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring or holding Debentures or Common Stock.

     This discussion does not purport to address all tax consequences that may be important to a particular holder in light of the holder's circumstances (such as the alternative minimum tax provisions of the Code), or to certain categories of investors (such as certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities, or persons who hold Debentures or Common Stock as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction) that may be subject to special rules. This discussion is limited to holders of Debentures who hold the Debentures and any Common Stock into which the Debentures are converted as capital assets. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

     PERSONS CONSIDERING THE PURCHASE OF A DEBENTURE SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF THE DEBENTURES AND COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

U.S. HOLDERS

     As used herein, the term "U.S. Holder" means a holder of a Debenture or Common Stock that is (i) for United States federal income tax purposes, a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, (iv) a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions or (v) certain electing trusts that were in existance on August 19, 1996 and treated as domestic trusts on such date. As used herein, the term "Non-U.S. Holder" means a holder of a Debenture or Common Stock that is not a U.S. Holder.

     Original Issue Discount on the Debentures. The Debentures were issued at a substantial discount from their stated redemption price at maturity. For federal income tax purposes, the excess of the stated redemption price at maturity of each Debenture over its issue price constitutes original issue discount ("Original Issue Discount"). The issue price of the Debentures equals the initial price at which a substantial amount of the Debentures was sold (not including sales to underwriters or placement agents, including the Initial Purchasers). U.S. Holders of the Debentures will be required to include Original Issue Discount in income as it accrues, in accordance with the constant yield method described below, before receipt of the cash attributable to such income, regardless of such U.S. Holder's regular method of accounting for United States federal income tax purposes. A U.S. Holder of a Debenture must include in gross income for federal income tax purposes the sum of the daily portions of Original Issue Discount with respect to the Debenture for each day during the taxable year or portion of a taxable year on which such U.S. Holder holds the Debenture. The daily portion is determined by allocating to each day of each accrual period a pro rata portion of an amount equal to the adjusted issue price of the Debenture at the beginning of the accrual period multiplied by the yield to maturity of the Debenture (determined by compounding at the close of each accrual period and adjusted for the length of the accrual period). The adjusted issue price of a Debenture at the start of any accrual period will be the issue price of the Debenture increased by the accrued Original Issue Discount for each prior accrual period. Under these rules, U.S. Holders will have to include in gross income increasingly greater amounts of Original Issue Discount in each successive accrual period. A U.S. Holder's original tax basis for determining gain or loss on the sale or other disposition of a Debenture will be increased by any accrued Original Issue Discount includable in such U.S. Holder's gross income.

     There are several circumstances under which the Company could make a payment on a Debenture which would affect the yield to maturity of a Debenture, including (as described under "Description of Debentures") the payment of Liquidated Damages or the redemption or repurchase of Notes. According to Treasury Regulations, the possibility of a change in the yield will not be treated as affecting the amount of Original Issue Discount required to be realized by a holder (or the timing of such recognition) if the likelihood of the change, as of the date the debt obligations are issued, is remote. The Company intends to report on the basis that the likelihood of any change in the yield on the Debentures is remote. The Company also intends to report on the basis that there is no alternative payment schedule that would minimize the yield on the Debentures to the Company.

     Market Discount. Any principal payment or gain realized by a U.S. Holder on disposition or retirement of a Debenture will be treated as ordinary income to the extent that there is accrued market discount on the Debenture. The amount of market discount on a Debenture for a U.S. Holder will equal the excess of the adjusted issue price of such Debenture over the initial tax basis of such Debentures in the hands of such holder. To the extent a U.S. Holder exchanges or converts a Debenture into Common Stock in a transaction that is otherwise tax free, any accrued market discount will carry over and generally be recognized upon a disposition of the Common Stock. Unless a U.S. Holder irrevocably elects to accrue market discount under a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the U.S. Holder has held the obligation and the denominator of which is the number of days from the date the U.S. Holder acquired the obligation until its maturity. A U.S. Holder may be required to defer a portion of its interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a Debenture purchased with market discount. Any such deferred interest expense would not exceed the market discount that accrues during such taxable year and is, in general, allowed as a deduction not later than the year in which such market discount is includable in income. If the U.S. Holder elects to include market discount in income currently as it accrues on all market discount instruments acquired by the U.S. Holder in that taxable year or thereafter, (i) the interest deferral described above will not apply and (ii) market discount will not carry over into Common Stock as described above. Any such election may be terminated only with the consent of the IRS and applies to all market discount bonds acquired during or after the year for which it is made.

     Acquisition Premium. A U.S. Holder will be considered to have "acquisition premium" to the extent the U.S. Holder's initial tax basis in a Debenture is greater than (x) the adjusted issue price of such Debenture but less than (y) the stated redemption price at maturity of such Debenture. Acquisition premium may offset the amount of Original Issue Discount received on such Debenture that the U.S. Holder is required to include in income.

     Election. A U.S. Holder, subject to certain limitations, may elect to include in gross income for federal income tax purposes all interest that accrues on a Debenture by using the constant interest method. For this purpose, interest includes Original Issue Discount, market discount, and de minimis market discount as adjusted by any acquisition premium. Such election, if made in respect of a market discount bond, will constitute an election to include market discount in income currently on all market discount bonds held by such U.S. Holder. See the discussion above under the caption "Market Discount." Any such election may be terminated only with the consent of the IRS.

     Sale, Exchange or Retirement of the Debentures. Upon the sale, exchange or retirement of a Debenture, including as a result of a tender upon the occurrence of a Fundamental Change, and, except as discussed in the next paragraph, on a Purchase Date, a holder will recognize gain or loss equal to the difference between the sale or redemption proceeds and the U.S. Holder's adjusted tax basis in the Debenture.

     If a U.S. Holder elects to exercise its option to tender the Debentures to the Company on a Purchase Date and the Company issues Common Stock in satisfaction of all or part of the Purchase Price, the exchange of the Debentures for Common Stock should qualify as a reorganization for federal income tax purposes. If the Purchase Price is paid solely in Common Stock, except in the case of a fractional share described below, a U.S. Holder will not be required to recognize any gain realized and will not be permitted to recognize any loss. If the Purchase Price is paid in a combination of Common Stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the U.S. Holder would be recognized, but only to the extent of the cash received. A U.S. Holder's initial tax basis in the Common Stock received would be equal to such U.S. Holder's adjusted tax basis in the Debenture tendered (except for any portion allocable to a fractional share of Common Stock), increased by the amount of gain recognized (other than with respect to a fractional share) and decreased by the amount of any cash received (except cash received in lieu of a fractional share). The holding period for Common Stock received in the exchange will include the holding period of the Debenture tendered to the Company in exchange therefor. The receipt of cash in lieu of a fractional share of Common Stock should generally result in capital gain or loss, measured by the difference between the amount of cash received for the fractional share and the U.S. Holder's tax basis in the fractional share interest.

     A U.S. Holder's adjusted tax basis in a Debenture will generally equal the U.S. Holder's cost of the Debenture increased by any Original Issue Discount previously included in income by such holder with respect to such Debenture and decreased by any payments received thereon. Except to the extent of any accrued market discount, gain or loss realized on the sale, exchange or retirement of a Debenture will generally be capital gain or loss and will be long-term capital gain or loss if the Debenture is held for more than one year. For individual U.S. Holders, the maximum rate of United States federal income tax generally is 28% if the Debenture disposed of is held for more than one year but not more than 18 months, and the maximum rate is 20% if the Debenture disposed of is held more than 18 months.

     Conversion of Debentures. A U.S. Holder's conversion of a Debenture into Common Stock will generally not be a taxable event (except with respect to cash received in lieu of a fractional share). A U.S. Holder's basis in the Common Stock received on conversion of a Debenture will be the same as the U.S. Holder's basis in the Debenture at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the Common Stock received on conversion will include the holding period of the Debenture converted. The receipt of cash in lieu of fractional Common Stock should generally result in capital gain or loss (measured by the difference between the cash received for the fractional share interest and the U.S. Holder's tax basis in such fractional share interest).

     Dividends; Adjustment of Conversion Price. Dividends, if any, paid on the Common Stock generally will be includable in the income of a U.S. Holder as ordinary income to the extent of the Company's current or accumulated earnings and profits.

     If at any time the Company makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes (for example, distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the Conversion Rate of the Debentures is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. Holders of Debentures. If the Conversion Rate is increased at the discretion of the Company or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to U.S. Holders of Debentures.

     Sale of Common Stock. Upon the sale or exchange of Common Stock, U.S. Holders generally will recognize capital gain or capital loss (except to the extent of any accrued market discount not previously included in income) equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in such shares. For individual U.S. Holders, the maximum rate of United States federal income tax generally is 28% if the Common Stock disposed of is held for more than one year but not more than 18 months, and the maximum rate is generally 20% if the Common Stock disposed of is held more than 18 months.

NON-U.S. HOLDERS

     The following discussion is a summary of the principal United States federal income and estate tax consequences resulting from the ownership of the Debentures or Common Stock by Non-U.S. Holders.

     Withholding Tax on Payments of Principal and Original Issue Discount on Debentures. The payment of principal (including any Original Issue Discount included therein) of a Debenture by the Company or any paying agent of the Company to any Non-U.S. Holder will not be subject to United States federal withholding tax, provided that in the case of payment of cash in respect of Original Issue Discount (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting combined power of all classes of stock of the Company, (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company within the meaning of the Code, and
(iii) either (A) the beneficial owner of the Debenture certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address on United States Treasury Form W-8 (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Debenture certifies under penalties of perjury that such a Form W-8 (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof. Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder with respect to Original Issue Discount on a Debenture if such Original Issue Discount is effectively connected with a U.S. trade or business of the Non-U.S. Holder. Effectively connected interest received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Such effectively connected Original Issue Discount will not be subject to withholding tax if the holder delivers an IRS Form 4224 (and, beginning January 1, 2000, a Form W-8) to the payor.

     Dividends. Dividends, if any, paid on the Common Stock to a Non-U.S. Holder generally will be subject to a 30% United States federal withholding tax, subject to reduction for Non-U.S. Holders eligible for the benefits of certain income tax treaties. Currently, for purposes of determining whether tax is to be withheld at the 30% rate or at a reduced treaty rate, the Company will ordinarily presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under Treasury Regulations effective for payments after December 31, 1999, holders will be required to satisfy certain applicable certification requirements to claim treaty benefits. Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the U.S. by the Non-U.S. Holder. If such Non-U.S. Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Gain on Disposition of the Debentures and Common Stock. A Non-U.S. Holder generally will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of a Debenture, including the exchange of a Debenture for Common Stock, or the sale or exchange of Common Stock unless (i) in the case of an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) has a "tax home" in the United States and certain other requirements are met, or (B) the gain from the disposition is attributable to an office or other fixed place of business in the United States,
(ii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates, (iii) the gain is effectively connected with the conduct of a United States trade or business by the Non-U.S. Holder, or (iv) in the case of the disposition of Common Stock, the Company is a "United States real property holding corporation." The Company does not believe that it is currently a "United States real property holding corporation" or that it will become one in the future.

     U.S. Federal Estate Tax. A Debenture held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company and, at the time of the individual's death, payments with respect to such Debenture would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common Stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     U.S. Holders. Information reporting will apply to payments of interest or dividends on or the proceeds of the sale or other disposition of the Debentures or shares of Common Stock made by the Company with respect to certain noncorporate U.S. Holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. Holder's federal income tax, provided that the required information is provided to the IRS.

     Non-U.S. Holders. The Company must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

     Under current Treasury Regulations, backup withholding and information reporting will not apply to payments of principal, including cash payments in respect of Original Issue Discount, on the Debentures by the Company or any agent thereof to a Non-U.S. Holder if the Non-U.S. Holder certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption (provided that neither the Company nor its agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). The payment of the proceeds on the disposition of Debentures or shares of Common Stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-U.S. Holder of Debentures or shares of Common Stock to or through a foreign office of a broker will not be subject to backup withholding or information reporting. However, if such broker is (i) a U.S. person, (ii) a controlled foreign corporation for United States tax purposes, or (iii) a foreign person, 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a U.S. trade or business, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder's Non-U.S. status and has no actual knowledge to the contrary or unless the holder otherwise establishes an exemption. Recently finalized Treasury Regulations would modify the application of information reporting requirements and the back-up withholding tax to Non-U.S. Holders effective January 1, 2000.

DEDUCTIBILITY OF INTEREST BY THE COMPANY

     Legislation enacted in 1997 provides that interest on debt "payable in equity" of the issuer or certain related parties is not deductible to the issuer. For this purpose, debt payable in equity includes (i) an obligation of which a substantial amount of the principal or interest is at the option of the issuer or certain related parties payable in equity of the issuer or certain related parties, (ii) an obligation which is part of an arrangement designed to result in payment of the obligation with or by reference to equity of the issuer or certain related parties and (iii) certain obligations convertible at the option of the holder into equity of the issuer or certain related parties where the holder is substantially certain to convert. The legislative history to this provision provides, among other things, that the provision is not expected to affect typical convertible debt with a conversion price significantly higher than the market price for the stock to be received upon conversion on the date of issuance of the debt. Because the conversion price for the Common Stock to be received upon conversion of the Debentures exceeded the market price for the Common Stock on the date of issuance of the Debentures, and the Company is only permitted to pay the principal amount of the Debentures in Common Stock at the option of the Holders, which option is not substantially certain to be exercised, the Company intends to take the position that Original Issue Discount accrued on the Debentures will not be subject to this recent legislation. In addition, the Debentures should not be subject to legislation recently proposed by the Clinton Administration that would defer or deny deductions for Original Issue Discount on certain convertible debt instruments.

                            SELLING SECURITYHOLDERS

     The following table sets forth, as of May 11, 1998, the respective principal amount at maturity of Debentures beneficially owned and offered hereby by each Selling Securityholder, the Common Stock owned by each Selling Securityholder and the Common Stock issued or issuable upon conversion of such Debentures, which may be sold from time to time by such Selling Securityholder pursuant to this Prospectus.

                                     PRINCIPAL AMOUNT
                                       AT MATURITY                             COMMON
                                      OF DEBENTURES         PERCENT OF       STOCK OWNED       COMMON STOCK
                                    BENEFICIALLY OWNED   TOTAL OUTSTANDING    PRIOR TO          REGISTERED
     SELLING SECURITYHOLDERS        AND OFFERED HEREBY      DEBENTURES        OFFERING          HEREBY(1)
     -----------------------        ------------------   -----------------   -----------   --------------------
Aldebaran SAL.....................     $     60,000          *                  --                    896
Alexandra Global Investment Fund,
  I...............................        9,000,000          *                  --                134,415
Allstate Insurance Company........       14,000,000          1                       (2)          209,090
Alta Partners Holding, LDC........        5,000,000          *                  --                 74,675
Alutrade International SA.........          600,000          *                  --                  8,961
AMOCO Corporation Master Trust....        4,780,000          *                  --                 71,389
Architects Partnership, The.......           70,000          *                  --                  1,045
Argent Classic Convertible
  Arbitrage Fund (Bermuda) L.P....       56,500,000          4                  --                843,827
Argent Classic Convertible
  Arbitrage Fund L.P..............       13,500,000          1                  --                201,622
Associated Electric & Gas
  Insurance Services Limited......        1,500,000          *                  --                 22,402
Bancamerica Robertson Stephens....        3,075,000          *                  --                 45,925
Bear Stearns Securities Corp......      214,550,000         17                  --              3,203,557
Black Diamond Ltd.................        5,491,000          *                47,170               82,008
Black Diamond Partners, L.P.......        4,930,000          *                47,955               73,629
Bonannay Investments Limited......          100,000          *                  --                  1,493
Bond Fund Series-Oppenheimer Fund
  for Growth......................       11,000,000          *                  --                164,285
Boston College Endowment Fund.....          392,000          *                  --                  5,854
BT Holdings.......................       16,000,000          1                  --                238,960
Buffalo High Yield Fund, Inc......        1,000,000          *                  --                 14,935
Business Investment Organisation
  Co. Ltd. -- metal a/c...........          280,000          *                  --                  4,181
Canadian Imperial Holdings Inc....       22,500,000          2                  --                336,037
Carrigaholt Capital (Bermuda)
  L.P.............................        2,500,000          *                  --                 37,337
Century National Insurance
  Company.........................        2,180,000          *                  --                 32,558
Chapin Carpenter, Mary............           25,000          *                  --                    373
Chrysler Corporation Master
  Retirement Trust................        9,550,000          *                  --                142,629
Chrysler Insurance
  Company -- Total Return.........          120,000          *                  --                  1,792

                                     PRINCIPAL AMOUNT
                                       AT MATURITY                             COMMON
                                      OF DEBENTURES         PERCENT OF       STOCK OWNED       COMMON STOCK
                                    BENEFICIALLY OWNED   TOTAL OUTSTANDING    PRIOR TO          REGISTERED
     SELLING SECURITYHOLDERS        AND OFFERED HEREBY      DEBENTURES        OFFERING          HEREBY(1)
     -----------------------        ------------------   -----------------   -----------   --------------------
Class IC Company, Ltd., The.......        2,500,000          *                  --                 37,337
Collins US Premier Equity Trust...          250,000          *                  --                  3,733
Colonial Penn Life Insurance Co...          500,000          *                  --                  7,467
Connell, Eileen M.................           40,000          *                  --                    597
Corbel Investments, Ltd...........          400,000          *                  --                  5,974
Corporate Investment Services SAL
  (Offshore) -- growth a/c........          240,000          *                  --                  3,584
Cova Bond -- Debenture............        1,500,000          *                  --                 22,402
Credit Suisse London Nominees
  Limited.........................        4,000,000          *                91,500               59,740
Damask Capital, Ltd...............          300,000          *                  --                  4,480
Delozier, Joseph and Jan..........           15,000          *                  --                    224
Delta Air Lines Master Trust......        7,635,000          *                  --                114,028
Deutsche Bank A.G.................      111,475,000          9                  --              1,664,879
Donaldson, Lufkin & Jenrette
  Securities Corporation..........       54,535,000          4                  --                814,480
Double Black Diamond Offshore
  LDC.............................        2,316,000          *                9,300                34,589
Employers' Reinsurance
  Corporation.....................        4,795,000          *                  --                 71,613
EQ Putnam Balanced Portfolio......           50,000          *                  --                    746
Fidelity Securities Fund: Fidelity
  Growth and Income Portfolio.....       70,000,000                                  (3)         1045,450
Fort Dearborn Life Insurance
  Company.........................          360,000          *                  --                  5,376
Franklin Investors Securities
  Trust Convertible Securities
  Fund............................        4,000,000          *                  --                 59,740
FSS-Franklin Small Cap Growth
  Fund............................       23,800,000          2                  --                355,453
Fundamental Investors, Inc........       22,500,000          2                  --                336,037
George Putnam Fund of Boston,
  The.............................        8,810,000          *                  --                131,577
Gleneagles Fund Company, The......        1,500,000          *                  --                 22,402
GLG Global Convertible Fund PLC...       10,000,000          *                  --                149,350
Goldman, Sachs & Co...............        4,970,000          *                  --                 74,226
GPZ Trading LLC...................       10,000,000          *                  --                149,350
Gruber-McBaine International......          200,000          *                  --                  2,987
Habile Investments Limited........          200,000          *                  --                  2,987
Hamilton Global Investors
  Limited.........................        6,000,000          *                  --                 89,610
Hamilton Partners Limited.........        4,000,000          *                  --                 59,740
Heritage Finance and Trust Co.....          350,000          *                  --                  5,227
Highbridge Capital Corporation....          383,000          *                  --                  5,720
HSBC Securities Inc...............        7,100,000          *                  --                106,038
Income Fund of America, Inc.,
  The.............................       67,500,000          5                  --              1,008,112
Issa, Mr. Pierre & Mrs. Claude....           80,000          *                  --                  1,194
Jatyco Inc. -- No. 2 a/c..........          120,000          *                  --                  1,792
Jefferies & Co....................           95,000          *                  --                  1,418
Kapiolani Health..................          365,000          *                  --                  5,451
Kensington Value Fund LLC.........        1,000,000          *                  --                 14,935
Lagunitas Partners LP.............          200,000          *                  --                  2,987

                                     PRINCIPAL AMOUNT
                                       AT MATURITY                             COMMON
                                      OF DEBENTURES         PERCENT OF       STOCK OWNED       COMMON STOCK
                                    BENEFICIALLY OWNED   TOTAL OUTSTANDING    PRIOR TO          REGISTERED
     SELLING SECURITYHOLDERS        AND OFFERED HEREBY      DEBENTURES        OFFERING          HEREBY(1)
     -----------------------        ------------------   -----------------   -----------   --------------------
LDG Limited.......................        1,500,000          *                  --                 22,402
Levin Charitable Trust............           40,000          *                  --                    597
Marsh & McLennan Companies Inc....          360,000          *                  --                  5,376
Mellon Bank NA, Trustee for
  General Motors Employees
  Domestic Group Pension Trust....        2,500,000          *                  --                 37,337
Merrill Lynch International
  Ltd.............................       17,500,000          1                  --                261,362
Merrill Lynch Pierce Fenner &
  Smith...........................       30,750,000          2                  --                459,251
Millennium Trading Co. L.P........        9,000,000          *                  --                134,415
Museum of Fine Arts, Boston.......          590,000          *                  --                  8,811
New Hampshire State Retirement
  System..........................        3,100,000          *                  --                 46,298
Northwestern Mutual Life Insurance
  Company, The (Includes
  $1,000,000 in principal amount
  held by The Northwestern Mutual
  Life Insurance Company Group
  Annuity Separate Account).......        8,000,000          *                       (4)          119,480
Oakmont Holdings Limited..........           40,000          *                  --                    597
OCM Convertible Limited
  Partnership.....................          525,000          *                  --                  7,840
OCM Convertible Trust.............       13,950,000          1                  --                208,343
Oppenheimer Variable Account Funds
  for the Oppenheimer Growth &
  Income Fund.....................        3,000,000          *                  --                 44,805
Orrington International Fund
  Ltd.............................        2,238,000          *                  --                 33,424
Orrington Investments LP..........        3,762,000          *                  --                 56,185
Pacific Life Insurance Company....        3,000,000          *                  --                 44,805
Palladin Overseas Fund Ltd........        1,500,000          *                  --                 22,402
Palladin Partners I. L.P..........          500,000          *                  --                  7,467
Paloma Securities L.L.C...........       22,650,000          2                7,400               338,277
Paloma Strategic Fund L.P.........       10,000,000          *                  --                149,350
Partner Reinsurance Company
  Ltd.............................        1,025,000          *                  --                 15,308
Pepperdine University Pool A1.....          465,000          *                  --                  6,944
Pepperdine University Pool A2.....          295,000          *                  --                  4,405
Promutual.........................        2,540,000          *                  --                 37,934
Putnam Balanced Retirement Fund...        2,590,000          *                  --                 38,681
Putnam Convertible Income --
  Growth Trust....................       24,668,000          2                  --                368,416
Putnam Convertible Opportunities
  and Income Trust................        1,945,000          *                  --                 29,048
Putnam Equity Income Fund.........        3,780,000          *                  --                 56,454
R(2) Investments, LDC.............        3,000,000          *                  --                 44,805
Raytheon Company Master Pension
  Trust...........................        4,895,000          *                  --                 73,106
Rohne-Poulenc Rorer Inc. Pension
  Plan............................          590,000          *                  --                  8,811
Sanders, Mark and Cynthia.........           40,000          *                  --                    597
Shepherd Investments
  International, Ltd..............       19,000,000          1                  --                283,765

                                     PRINCIPAL AMOUNT
                                       AT MATURITY                             COMMON
                                      OF DEBENTURES         PERCENT OF       STOCK OWNED       COMMON STOCK
                                    BENEFICIALLY OWNED   TOTAL OUTSTANDING    PRIOR TO          REGISTERED
     SELLING SECURITYHOLDERS        AND OFFERED HEREBY      DEBENTURES        OFFERING          HEREBY(1)
     -----------------------        ------------------   -----------------   -----------   --------------------
Silverton International Fund
  Limited.........................        8,600,000          *                  --                128,441
Societe Generale Securities
  Corporation.....................        4,500,000          *                  --                 67,207
Stark International...............        5,000,000          *                  --                 79,675
State Employees' Retirement Fund
  of the State of Delaware........        3,355,000          *                  --                 50,106
State of Connecticut Combined
  Investment Funds................       12,015,000          *                  --                179,444
State of Oregon -- Equity.........       10,000,000          *                  --                149,350
Susquehanna Capital Group.........        5,000,000          *                  --                 74,675
Talwar Trading & Investments
  Ltd.............................          120,000          *                  --                  1,792
TQA Arbitrage Fund, L.P...........        1,000,000          *                  --                 14,935
TQA Leverage Fund, L.P............        3,000,000          *                  --                 44,805
TQA Vantage Fund, Ltd.............        5,000,000          *                  --                 74,675
TQA Vantage Plus, Ltd.............        1,500,000          *                  --                 22,402
Tribeca Investments, L.L.C........       20,000,000          2                  --                298,700
University of Rochester...........          590,000          *                  --                  8,811
Van Kampen American Capital
  Convertible Securities Fund.....        1,280,000          *                       (5)           19,116
Van Kampen American Capital Harbor
  Fund............................        6,720,000          *                       (5)          100,363
Vanguard Convertible Securities
  Fund, Inc.......................        8,550,000          *                  --                127,694
Vivaldi Investments Limited.......          160,000          *                  --                  2,389
Worldwide Transactions Ltd........          880,000          *                8,555                13,142
Zazove Aggressive Growth Fund,
  L.P.............................          550,000          *                  --                  8,214
Zazove Convertible Fund, L.P......        3,200,000          *                  --                 47,792
Zazove Global Convertible Fund,
  L.P.............................          440,000          *                  --                  6,571

---------------
 *  Less than one percent

(1) The shares of Common Stock registered hereby are calculated on an "as converted" basis using the conversion rate described on the cover page of this Prospectus.

(2) Allstate Insurance Company ("AIC") acquires investments which may exceed 10% of a class of equity securities of an issuer as a result of its Private Equity Group's portfolio transactions. The Public Equity Group of AIC's Investment Department, which has responsibility for the securities which are listed herein, is not aware of any positions, offices or other material relationships involving AIC which should be disclosed. No independent investigation has been made, however, as to whether there may have been any such transactions as a result of insurance activities or actions with respect to or by such investee companies.

(3) The entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended, and provides investment advisory services to the Fidelity entity identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors.

(4) In the ordinary course of business, Northwestern Mutual Investment Services, Inc., Robert W. Baird & Co. Incorporated, Baird/Mark Capital Group, and MGIC Mortgage Securities Corporation, each of which is a broker-dealer and affiliated with The Northwestern Mutual Life Insurance Company, may, from time to time, have acquired or disposed of, or may in the future acquire or dispose of, securities of the Company, for such broker-dealers' own accounts or for the accounts of others. Other affiliates of The Northwestern Mutual Life Insurance Company may, in the ordinary course of business, effect transactions in the securities of the Company. Only security holdings of The Northwestern Mutual Life Insurance Company are reflected. The Northwestern Mutual Life Insurance Company and its affiliates may, in the ordinary course of business, take part in transactions involving the real property of the Company.

(5) Van Kampen American Capital Asset Management, Inc. is the securityholder's investment advisor and acts as investment advisor to other funds which beneficially own securities of the Company.

     Unless otherwise indicated, none of the Selling Securityholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its affiliates. Because the Selling Securityholders may, pursuant to this Prospectus, sell all or some portion of the Debentures or the Common Stock issued or issuable upon conversion of the Debentures, no estimate can be given as to the amount of the Debentures or the Common Stock issued or issuable upon conversion of the Debentures that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Debentures, in transactions exempt from the registration requirements of the Securities Act, since the date on which they provided the information regarding their Debentures. See "Plan of Distribution."

     The Debentures were originally issued by the Company in a private placement on February 18, 1998 to the Initial Purchasers and were subsequently sold by the Initial Purchasers, in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by such Initial Purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and to certain "accredited investors."

     Generally, only Selling Securityholders identified in the foregoing table who beneficially own the Debentures set forth opposite their respective names may sell such Debentures pursuant to the shelf registration statement, of which this Prospectus forms a part. The Company may from time to time include additional Selling Securityholders in supplements or amendments to this Prospectus.

                              PLAN OF DISTRIBUTION

     The Debentures and the shares of Common Stock issued or issuable upon conversion of the Debentures (the "Registrable Securities") are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this Prospectus. The Company will not receive any of the proceeds from the sale by the Selling Securityholders of the Registrable Securities. The Company will bear all fees and expenses incident to its obligation to register the Registrable Securities.

     The Selling Securityholders may sell all or a portion of the Registrable Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Registrable Securities are sold through underwriters or broker-dealers, the Selling Securityholder will be responsible for underwriting discounts or commissions or agent's commission. Such Registrable Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Registrable Securities may be listed or quoted at the time of sale (including the New York Stock Exchange for the Common Stock), (ii) in the over-the-counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise). In connection with sales of the Registrable Securities or otherwise, the Selling Securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Registrable Securities in the course of hedging in positions they assume. The Selling Securityholder may also sell Registrable Securities short and deliver Registrable Securities to close out short positions, or loan or pledge Registrable Securities to broker-dealers that in turn may sell such securities. If the Selling Securityholders effect such transactions by selling Registrable Securities to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of Registrable Securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).

     The outstanding Common Stock is listed for trading on the NYSE under the symbol "WDC". The Company does not intend to apply for listing of the Debentures on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the Debentures. See "Risk Factors -- Absence of Public Market."

     The Selling Securityholders and any broker-dealer participating in the distribution of the Registrable Securities may be deemed to be "underwriters' within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under the securities laws of certain states, the Registrable Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Registrable Securities may not be sold unless the Registrable Securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any Selling Securityholder will sell any or all of the Debentures or Registrable Securities registered pursuant to the shelf registration statement, of which this Prospectus forms a part. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this Prospectus.

     Pursuant to the Registration Rights Agreement pursuant to which the Registrable Securities have been registered, the Company and the Selling Securityholders are obligated to indemnify each other against certain liabilities arising under the Securities Act.

     The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Registrable Securities by the Selling Securityholders and any other such person. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Registrable Securities to engage in market-making activities with respect to the particular Registrable Securities being distributed. All of the foregoing may affect the marketability of the Registrable Securities and the ability of any person or entity to engage in market-making activities with respect to the Registrable Securities.

     Upon sale pursuant to the shelf registration statement, of which this Prospectus forms a part, the Registrable Securities will be freely tradable in the hands of persons other than affiliates of the Company.

                                 LEGAL MATTERS

     The validity of the Debentures and the Common Stock issued or issuable upon conversion of the Debentures was passed upon for the Company by Gibson, Dunn & Crutcher LLP, Orange County, California.

                              INDEPENDENT AUDITORS

     The consolidated financial statements of Western Digital Corporation as of June 28, 1997 and June 29, 1996 and for each of the years in the three-year period ended June 28, 1997, have been incorporated by reference herein and in the registration statement, of which this Prospectus forms a part, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

=========================================================

       NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SECURITYHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE AS OF WHICH SUCH INFORMATION IS GIVEN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Incorporation of Certain Documents by
  Reference.............................     2
Available Information...................     2
Forward-Looking Statements..............     2
Prospectus Summary......................     4
Risk Factors............................     6
Ratio of Earnings to Fixed Charges......     8
Use of Proceeds.........................     8
Description of Debentures...............     9
Description of Capital Stock............    23
Certain Federal Income Tax
  Considerations........................    25
Selling Securityholders.................    30
Plan of Distribution....................    35
Legal Matters...........................    36
Independent Auditors....................    36

=========================================================
=========================================================

                                 $1,297,200,000
                                     [LOGO]

                            ZERO COUPON CONVERTIBLE
                            SUBORDINATED DEBENTURES
                                  DUE 2018 AND
                             SHARES OF COMMON STOCK
                        ISSUABLE UPON CONVERSION THEREOF
                            ------------------------
                                   PROSPECTUS
                            ------------------------

                                  MAY   , 1998

=========================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses payable by the Company in connection with the offering of the Securities being registered hereby. The Selling Securityholders will not share any portion of these expenses. Normal commission expenses and brokerage fees are payable individually by the Selling Securityholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC Registration Fee......................................  $143,981
NYSE Fee..................................................         *
Printing Expenses.........................................    55,000
Legal Fees and Expenses...................................    35,000
Accounting Fees and Expenses..............................    10,000
Transfer Agent and Registrar Fees.........................         *
Miscellaneous.............................................         *
                                                            --------
          Total...........................................  $
                                                            ========

---------------
* To be provided in a pre-effective amendment to this Registration Statement.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards to those set forth above, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     As permitted by Section 102(b)(7) of the DGCL the Company's Certificate of Incorporation provides that a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating the law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.

     The Company's Bylaws require that directors and officers be indemnified to the maximum extent permitted by Delaware law.

     The Company may, from time to time, enter into indemnity agreements with each of its directors and officers requiring that the Company pay on behalf of each director and officer party thereto any amount that he or she is or becomes legally obligated to pay because of any claim or claims made against him or her because of any act or omission or neglect or breach of duty including any actual or alleged error or misstatement or misleading statement, which he or she commits or suffers while acting in his or her capacity as a director and/ or officer of the Company and solely because of his or her being a director and/or officer. Under the DGCL, absent such an indemnity agreement, indemnification of a director or officer is discretionary rather than mandatory (except in the case of a proceeding in which a director or officer is successful on the merits). Consistent with the Company's Bylaw provision on the subject, the indemnity agreements require the Company to make prompt payment of defense and investigation costs and expenses at the request of the director or officer in advance of indemnification, provided that the recipient undertakes to repay the amounts if it is ultimately determined that he or she is not entitled to indemnification for such expense and provided further that such advance shall not be made if it is determined that the director or officer acted in bad faith or deliberately breached his or her duty to the Company or its stockholders and, as a result, it is more likely than not that it will ultimately be determined that he or she is not entitled to indemnification under the terms of the indemnity agreement. The indemnity agreements make the advance of litigation expenses mandatory absent a special determination to the contrary, whereas under the DGCL absent such an indemnity agreement, such advance would be discretionary. Under the indemnity agreement, the Company would not be required to pay or reimburse the director or officer for his or her expenses in seeking indemnification recovery against the Company. By the terms of the indemnity agreement, its benefits are not available if the director or officer has other indemnification or insurance coverage for the subject claim or, with respect to the matters giving rise to the claim, (i) received a personal benefit, (ii) violated Section 16(b) of the Exchange Act or analogous provisions of law, or
(iii) committed certain acts of dishonesty. Absent the indemnity agreement, indemnification that might be made available to directors and officers could be changed by amendments to the Company's Certificate of Incorporation or Bylaws.

     The Company has a policy of directors' liability insurance which insures the directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

     The Selling Securityholders and the Company each have agreed to indemnify the other and their respective officers, directors and other controlling persons against certain liabilities in connection with this registration, including liabilities under the Securities Act. The obligation of the Selling Securityholders is limited to an amount equal to the proceeds such Selling Securityholder receives from the sale of Registrable Securities sold pursuant to this registration statement.

ITEM 16. EXHIBITS

     The following exhibits are filed herewith or incorporated by reference:

  EXHIBIT
  NUMBER                       DESCRIPTION OF EXHIBIT
  -------                      ----------------------
   4.1      Purchase Agreement dated February 12, 1998, by and between the Company and the Initial Purchasers named therein.
   4.2      Indenture, dated as of February 18, 1998, between the
            Company and State Street Bank and Trust Company of
            California, N.A.
   4.3      Registration Rights Agreement, dated as of February 18,
            1998, by and between the Company and the Initial Purchasers named therein.
   4.4      The Company's Zero Coupon Convertible Subordinated Debenture
            due 2018 and the Global Form of the Company's Zero Coupon
            Convertible Subordinated Debenture due 2018 (which is
            identical to the Company's Zero Coupon Convertible
            Subordinated Debenture due 2018, except for certain
            provisions as marked).
   4.5      Form of Common Stock Certificate.*
   5.1      Opinion of Gibson, Dunn & Crutcher LLP as to legality of the
            Securities registered hereby.**
   8.1      Opinion of Gibson, Dunn & Crutcher LLP with respect to
            certain tax matters.**
  12.1      Computation of Ratio of Earnings to Fixed Charges.
  23.1      Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
            5.1).
  23.2      Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
            8.1).
  23.3      Consent of KPMG Peat Marwick LLP, independent public
            accountants.
  24        Power of Attorney***
  25        Statement of Eligibility of Trustee under the Trust
            Indenture Act of 1939 on Form T-1.

---------------
  * Incorporated by reference to the Company's Registration Statement on Form 8-B, filed April 3, 1987

 ** To be filed as an exhibit to a pre-effective amendment to this Registration
    Statement.

*** Contained on signature page hereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities Exchange Commission by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on May 7, 1998.

                                          WESTERN DIGITAL CORPORATION

                                          By:    /s/ CHARLES A. HAGGERTY
                                            ------------------------------------
                                                    Charles A. Haggerty
                                              Chairman of the Board, President
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints CHARLES
A. HAGGERTY and MICHAEL A. CORNELIUS his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, with full powers and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

                       SIGNATURE                                       TITLE                  DATE
                       ---------                                       -----                  ----
                /s/ CHARLES A. HAGGERTY                       Chairman of the Board,       May 7, 1998
--------------------------------------------------------   President and Chief Executive
                  Charles A. Haggerty                      Officer (Principal Executive
                                                                     Officer)

                 /s/ DUSTON M. WILLIAMS                     Senior Vice President, and     May 7, 1998
--------------------------------------------------------      Chief Financial Officer
                   Duston M. Williams                        (Principal Financial and
                                                                Accounting Officer)

                /s/ JAMES A. ABRAHAMSON                              Director              May 7, 1998
--------------------------------------------------------
                  James A. Abrahamson

                 /s/ PETER D. BEHRENDT                               Director              May 7, 1998
--------------------------------------------------------
                   Peter D. Behrendt

                     /s/ I.M. BOOTH                                  Director              May 7, 1998
--------------------------------------------------------
                       I.M. Booth

                   /s/ IRWIN FEDERMAN                                Director              May 7, 1998
--------------------------------------------------------
                     Irwin Federman

                       SIGNATURE                                       TITLE                  DATE
                       ---------                                       -----                  ----
                   /s/ ANDRE R. HORN                                 Director              May 7, 1998
--------------------------------------------------------
                     Andre R. Horn

                                                                     Director              May  , 1998
--------------------------------------------------------
                    Anne O. Krueger

                  /s/ THOMAS E. PARDUN                               Director              May 7, 1998
--------------------------------------------------------
                    Thomas E. Pardun

                                 EXHIBIT INDEX

EXHIBIT                                                                 SEQUENTIALLY
NUMBER                       DESCRIPTION OF EXHIBIT                     NUMBERED PAGE
-------                      ----------------------                     -------------
 4.1      Purchase Agreement dated February 12, 1998, by and between the Company and the Initial Purchasers named therein........
 4.2      Indenture, dated as of February 18, 1998, between the
          Company and State Street Bank and Trust Company of
          California, N.A.............................................
 4.3      Registration Rights Agreement, dated as of February 18,
          1998, by and between the Company and the Initial Purchasers named therein...............................................
 4.4      The Company's Zero Coupon Convertible Subordinated Debenture
          due 2018 and the Global Form of the Company's Zero Coupon
          Convertible Subordinated Debenture due 2018 (which is
          identical to the Company's Zero Coupon Convertible
          Subordinated Debenture due 2018, except for certain
          provisions as marked).......................................
 4.5      Form of Common Stock Certificate............................        *
 5.1      Opinion of Gibson, Dunn & Crutcher LLP as to legality of the
          Securities registered hereby................................       **
 8.1      Opinion of Gibson, Dunn & Crutcher LLP with respect to
          certain tax matters.........................................       **
12.1      Computation of Ratio of Earnings to Fixed Charges...........
23.1      Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
          5.1)........................................................
23.2      Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
          8.1)........................................................
23.3      Consent of KPMG Peat Marwick LLP, independent public
          accountants.................................................
24        Power of Attorney...........................................      ***
25        Statement of Eligibility of Trustee under the Trust
          Indenture Act of 1939 on Form T-1...........................

---------------
  * Incorporated by reference to the Company's Registration Statement on Form 8-B, filed April 3, 1987.

 ** To be filed as an exhibit to a pre-effective amendment to this Registration
    Statement.

*** Contained on the signature page hereto.